U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Paramount Capital Asset Management, Inc.
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   (Last)               (First)                 (Middle)

   787 Seventh Avenue, 48th Floor
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                                    (Street)

   New York                NY                   10019
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Neoprobe Corp. (NEOP)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Statement for Month/Year

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5. If Amendment, Date of Original (Month/Year)

   Ausugt 2001
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                6.
                                                 4.                              5.             Owner-
                                                 Securities Acquired (A) or      Amount of      ship
                                    3.           Disposed of (D)                 Securities     Form:     7.
                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                      2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/15/01       S               -6,000      D      $0.570                  I         By Aries Select, Ltd.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/16/01       S               -6,000      D      $0.540                  I         By Aries Select, Ltd.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/20/01       S               -6,000      D      $0.530                  I         By Aries Select, Ltd.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/21/01       S               -3,000      D      $0.520                  I         By Aries Select, Ltd.(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/15/01       S               -4,000      D      $0.570                  I         By Aries Select I, LLC(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/16/01       S               -4,000      D      $0.540                  I         By Aries Select I, LLC(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/20/01       S               -4,000      D      $0.530                  I         By Aries Select I, LLC(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          08/21/01       S               -2,000      D      $0.520   4,832,500(1)   I         By Aries Select I, LLC(2)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1) See Attachment A.
(2) Paramount Capital Asset Management, Inc. ("PCAM") is the managing member of each of the of each of Aries Select I LLC ("Aries I") and Aries Select II LLC ("Aries II"), each a Delaware limited liability company, and also serves as the investment manager of Aries Select, Ltd., a Cayman Island exempted company (the "Aries Limited"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Lindsay A. Rosenwald, M.D.                           September 7, 2001
---------------------------------------------            -----------------------
Signature of Reporting Person                            Date
  Lindsay A. Rosenwald, M.D.
  Chairman
  Paramount Capital Asset Management, Inc.
  Investment Manager - Aries Select, Ltd.
  Managing Member - Aries Select I LLC
  Managing Member - Aries Select II LLC

                                  Attachment A

Securities beneficially owned by PCAM are presented on an as-converted basis and consist of the following:

1. Warrants to purchase 2,100,00 shares of Common Stock and 1,283,647 shares of Common Stock owned by Aries Select, Ltd.;

      and

2. Warrants to purchase 900,000 shares of Common Stock and 548,853 shares of Common Stock owned by Aries Select I LLC

                             Joint Filer Information

Name:                      Lindsay A. Rosenwald, M.D.

Address:                   787 Seventh Avenue
                           48th Floor
                           New York, NY 10019

Designated Filer:          Paramount Capital Asset Management, Inc.

Issuer and Ticker:         Neoprobe Corp. (NEOP)

                             Joint Filer Information

Name:                      Aries Select, Ltd.

Address:                   c/o Paramount Capital Asset Management, Inc.
                           787 Seventh Avenue
                           48th Floor
                           New York, NY 10019

Designated Filer:          Paramount Capital Asset Management, Inc.

Issuer and Ticker:         Neoprobe Corp. (NEOP)